Exhibit 99.4

NICE Actimize to Acquire Guardian Analytics, Expanding AI Cloud Solutions for
Financial Crime Risk Management Across All Market Segments

Acquisition revolutionizes financial crime risk management, introducing the market’s most comprehensive cloud platform with best-in-class machine learning and analytics for financial services organizations of all sizes

Hoboken, NJ, June 4, 2020 – Financial services organizations of all sizes must remain one step ahead of financial crime. To enable this NICE Actimize (Nasdaq: NICE) a leader in Autonomous Financial Crime Management, announces that it has entered a definitive agreement to acquire Guardian Analytics, a leading AI cloud-based financial crime risk management solution provider. Financial services organizations of all sizes rely on Guardian Analytics’ sophisticated real-time behavioral analytics and machine learning solutions. Powered by the cloud, Guardian Analytics simplifies deployments and ongoing operations, optimizing operational resource efficiency. The unique combination of NICE Actimize and Guardian Analytics’ fraud and anti-money laundering capabilities will empower firms of all sizes to accelerate the adoption of the industry’s most innovative solutions, to best protect their assets and customers.

The combination delivers:

•	The most complete cloud platform: Best-in-class AML and fraud capabilities in the cloud for complete financial crime and compliance coverage.

•
The most advanced analytics and machine learning capabilities: Dynamically adapts to new attacks and changes in customer behavior with real-time behavior-based analytics and machine learning, enabling higher detection accuracy, lower false positives, and 360 degree view to maximize operational efficiency.

•	Quick cloud setup: Fast and easy deployment, significantly reducing time and cost with out of the box AML and fraud models and data connectors.

This combination will extend NICE Actimize's offering across the entire financial services sector, enabling  firms of all sizes, from small and mid-sized banks to global financial institutions, to benefit from NICE Actimize’s world-class financial crime and compliance solutions.

“Today, NICE Actimize is taking a significant step forward in advancing the future of managing financial crime risk,” said Craig Costigan, NICE Actimize CEO.  “With criminals seeking to exploit the current environment, we need to make sure financial institutions and consumers are protected in a way that’s cost-effective and intuitive. The acquisition of Guardian Analytics brings together the unique combination of proven expertise, best-in-class innovation, and the power of the cloud, presenting a major opportunity for accelerated growth. I am excited to embark on this journey in advancing the industry’s fight against financial crime.”

“We are excited to join forces with NICE Actimize and look forward to the opportunities that the combination of our expertise and capabilities will bring to market,” said Eric Tran-Le, Guardian Analytics Co-CEO.  “Financial services organizations need to stay ahead of today’s threats and our unique offerings enable firms to rely on a single provider to accelerate their financial crime risk management strategies, especially given the dynamic nature of today’s market.”

The acquisition is expected to close in the latter part of Q4 2020.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. https://www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Craig Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.